Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2020

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
	Income from operations
	a) Revenue	157,110	154,705	150,063	610,232	585,845
	b) Other operating income	395	—	1,546	1,144	4,344
	c) Foreign exchange gains/(losses), net	993	727	316	3,169	3,215

I	Total income from operations	158,498	155,432	151,925	614,545	593,404

	Expenses
	a) Purchase of stock-in-trade	2,937	2,083	3,340	9,360	14,073
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	208	604	(37)	2,022	(673)
	c) Employee benefit expense	85,448	82,381	77,387	326,571	299,774
	d) Depreciation, amortization and impairment	5,798	5,295	5,595	20,862	19,474
	e) Sub-contracting/ technical fees	22,771	22,764	23,934	90,521	94,725
	f) Facility expenses	5,071	4,881	5,838	19,733	22,213
	g) Travel	4,031	4,956	4,463	18,169	17,768
	h) Communication	1,317	1,213	1,097	4,812	4,561
	i) Legal and professional fees	1,256	1,142	630	4,733	4,361
	j) Marketing and brand building	579	690	744	2,532	2,714
	k) Lifetime expected credit loss and provision for deferred contract cost	394	(72)	(274)	1,043	980
	l) Other expenses	2,299	2,262	1,888	8,457	13,524

II	Total expenses	132,109	128,199	124,605	508,815	493,494

III	Finance expenses	1,653	1,844	2,530	7,328	7,375
IV	Finance and Other Income	4,907	5,370	7,228	24,081	22,923
V	Share of net profit/(loss) of associates accounted for using the equity method	13	34	(17)	29	(43)

VI	Profit before tax [I-II-III+IV+V]	29,656	30,793	32,001	122,512	115,415

VII	Tax expense	6,205	6,164	7,064	24,799	25,242

VIII	Net profit for the period [VI-VII]	23,451	24,629	24,937	97,713	90,173

IX	Total Other comprehensive income	1,724	297	1,008	4,613	1,023

	Total comprehensive income for the period [VIII+IX]	25,175	24,926	25,945	102,326	91,196

X	Profit for the period attributable to:
	Equity holders of the Company	23,260	24,558	24,833	97,218	90,031
	Non-controlling Interest	191	71	104	495	142

		23,451	24,629	24,937	97,713	90,173

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	24,880	24,842	25,871	101,673	90,945
	Non-controlling Interest	295	84	74	653	251

		25,175	24,926	25,945	102,326	91,196

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,427	11,426	12,068	11,427	12,068

XII	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet				546,031	556,048

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended period is not annualized)
	Basic (in ₹)	4.09	4.31	4.13	16.67	14.99
	Diluted (in ₹)	4.07	4.30	4.12	16.62	14.95

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2020 have been approved by the Board of Directors of the Company at its meeting held on April 15, 2020. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used and based on current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The impact of the global health pandemic may be different from that estimated as at the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	Adoption of IFRS 16 – Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, using modified retrospective method. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 16, did not have any material impact on the interim condensed consolidated results for three months ended March 31, 2020, December 31, 2019 and year ended March 31, 2020.

5.	List of subsidiaries and investments accounted for using equity method as at March 31, 2020 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

		International TechneGroup Incorporated **	USA
		Rational Interaction, Inc. **	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden

		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited	China

Wipro IT Services Bangladesh Limited	Bangladesh

Wipro HR Services India Private Limited	India

*   All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#   51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**   Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated and Rational Interaction, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	IT S.R.L.		Italy
		Mech Works S.R.L.	Italy

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Apprio Ltd (UK)	U.K.

Rational Interaction, Inc.			USA

	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland

As at March 31, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019, and year ended March 31, 2020 and March 31, 2019 is as follows:

	Three months ended			Year ended
	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Particulars	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,690	46,612	46,043	184,457	175,262
Health BU	20,589	19,799	19,288	78,240	75,081
CBU	25,669	25,443	23,667	97,008	89,313
ENU	19,570	19,553	18,628	76,443	72,830
TECH	19,503	18,584	18,402	75,895	76,591
MFG	12,486	12,450	11,551	48,158	46,496
COMM	8,453	8,565	8,286	33,840	32,680

Total of IT Services	152,960	151,006	145,865	594,041	568,253
IT Products	2,792	2,576	2,759	11,010	12,312
ISRE	2,341	1,847	1,787	8,400	8,544
Reconciling Items	10	3	(32)	(50)	(49)

Total Revenue	158,103	155,432	150,379	613,401	589,060

Other operating Income
IT Services	395	—	1,546	1,144	4,344

Total Other Operating Income	395	—	1,546	1,144	4,344

Segment Result
IT Services
BFSI	8,144	8,246	9,649	34,132	33,831
Health BU	3,049	3,186	1,940	12,027	8,638
CBU	4,546	4,725	4,716	16,729	16,828
ENU	3,766	3,130	2,787	12,176	7,081
TECH	3,906	3,256	3,031	14,312	15,916
MFG	2,336	2,385	2,262	9,252	8,327
COMM	1,330	1,444	985	5,336	4,396
Unallocated	(547)	1,360	1,161	2,577	3,142
Other Operating Income	395	—	1,546	1,144	4,344

Total of IT Services	26,925	27,732	28,077	107,685	102,503

IT Products	116	(140)	(93)	(282)	(1,047)
ISRE	(481)	(528)	(775)	(1,822)	(1,829)
Reconciling Items	(171)	169	111	149	283

Total	26,389	27,233	27,320	105,730	99,910
Finance Expense	(1,653)	(1,844)	(2,530)	(7,328)	(7,375)
Finance and Other Income	4,907	5,370	7,228	24,081	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	13	34	(17)	29	(43)

Profit before tax	29,656	30,793	32,001	122,512	115,415

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 993, ₹ 727 and ₹ 316 for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019, respectively, and ₹ 3,169 and ₹ 3,215 for the year ended March 31, 2020 and 2019, respectively, which is reported as a part of ‘Other income’ in the interim consolidated statement of income.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income amounting to ₹ 395, Nil, and ₹ 1,546 is included as part of IT Services segment results for the three months ended March 31, 2020, December 31, 2019, and March 31, 2019, respectively, and ₹ 1,144 and ₹ 4,344 for the year ended March 31, 2020 and 2019, respectively. (Refer Note 9).

g)	Segment results for ENU industry vertical for the year ended March 31, 2019 is after considering the impact of ₹ 5,141 paid to National Grid on settlement of a legal claim against the Company.
h)

Segment results for Health BU industry vertical for the three months and year ended March 31, 2019, is after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions amounting to ₹ 1,480 and ₹ 2,318, respectively

7.	Consolidated Balance Sheet

	As at March 31, 2019	As at March 31, 2020
ASSETS
Goodwill	116,980	131,012
Intangible assets	13,762	16,362
Property, plant and equipment	70,601	81,120
Right-of-use assets	—	16,748
Financial assets
Derivative assets	173	—
Investments	6,916	9,302
Trade receivables	4,373	6,049
Other financial assets	5,146	5,881
Investments accounted for using the equity method	1,235	1,383
Deferred tax assets	5,604	6,005
Non-current tax assets	20,603	11,414
Other non-current assets	15,872	11,935

Total non-current assets	261,265	297,211

Inventories	3,951	1,865
Financial assets
Derivative assets	4,931	3,025
Investments	220,716	189,635
Cash and cash equivalents	158,529	144,499
Trade receivables	100,489	104,474
Unbilled receivables	22,880	25,209
Other financial assets	14,611	8,614
Contract assets	15,038	17,143
Current tax assets	7,435	2,882
Other current assets	23,086	22,505

	571,666	519,851
Assets held for sale	240	—

Total current assets	571,906	519,851

TOTAL ASSETS	833,171	817,062

EQUITY
Share capital	12,068	11,427
Securities premium reserve	533	1,275
Retained earnings	534,700	519,907
Share-based payment reserve	2,617	1,550
Other components of equity	18,198	23,299

Equity attributable to the equity holders of the Company	568,116	557,458
Non-controlling interest	2,637	1,875

TOTAL EQUITY	570,753	559,333
LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	4,840
Derivative liabilities	—	138
Lease liabilities	—	12,638
Other financial liabilities	—	151
Deferred tax liabilities	3,417	2,825
Non-current tax liabilities	11,023	13,205
Other non-current liabilities	5,258	7,537
Provisions	2	2
Total non-current liabilities	48,068	41,336

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	73,202
Derivative liabilities	1,310	7,231
Trade payables and accrued expenses	88,304	78,129
Lease liabilities	—	6,560
Other financial liabilities	644	899
Contract liabilities	24,768	18,775
Current tax liabilities	9,541	11,731
Other current liabilities	18,046	19,254
Provisions	638	612

Total current liabilities	214,350	216,393

TOTAL LIABILITIES	262,418	257,729

TOTAL EQUITY AND LIABILITIES	833,171	817,062

8.	Consolidated Statement of cash flows:

	Year ended March 31,
	2019	2020
Cash flows from operating activities:
Profit for the year	90,173	97,713
Adjustments to reconcile profit for the year to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(309)	(11)
Depreciation, amortization and impairment	19,474	20,862
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	(546)	6,376
Share based compensation expense	1,938	1,262
Share of net (profit)/ loss of associates accounted for using equity method	43	(29)
Income tax expense	25,242	24,799
Dividend, gain from investments and interest (income)/expenses, net	(17,371)	(18,945)
Gain from sale of business and loss of control in subsidiary, net	(4,344)	(1,144)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	1,392	(3,327)
Unbilled receivables and contract assets	4,580	(3,561)
Inventories	(566)	2,085
Other assets	(6,909)	(80)
Trade payables, accrued expenses, other liabilities and provisions	20,844	(12,401)
Contract liabilities	7,824	(6,572)

Cash generated from operating activities before taxes	141,465	107,027
Income taxes paid, net	(25,149)	(6,384)

Net cash generated from operating activities	116,316	100,643

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,781)	(23,497)
Proceeds from sale of property, plant and equipment	1,940	1,270
Purchase of investments	(930,614)	(1,178,247)
Proceeds from sale of investments	954,954	1,212,826
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	26,103	—
Payment for business acquisitions including deposits and escrow, net of cash acquired	—	(10,003)
Proceeds from sale of business	—	7,459
Interest received	20,163	23,837
Dividend received	361	367

Net cash generated in investing activities	50,126	34,012

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	4	14
Repayment of loans and borrowings	(104,039)	(132,380)
Proceeds from loans and borrowings	65,161	106,342
Repayment of lease liabilities	—	(6,784)
Payment for deferred contingent consideration in respect of business combination	(265)	—
Payment for buy back of shares, including transaction cost	—	(105,311)
Interest paid	(4,796)	(4,601)
Payment of cash dividend (including dividend tax thereon)	(5,434)	(6,863)
Payment of cash dividend to Non-controlling interest	—	(1,415)

Net cash used in financing activities	(49,369)	(150,998)

Net increase in cash and cash equivalents during the year	117,073	(16,343)
Effect of exchange rate changes on cash and cash equivalents	526	1,922
Cash and cash equivalents at the beginning of the year	40,926	158,525

Cash and cash equivalents at the end of the year	158,525	144,104

9.	Other operating income

Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration was ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at March 31, 2019. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company has concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		(5,475)
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on Sale	₹	1,249

Assets pertaining to Portugal, France and Sweden are classified as Assets held for sale ₹ 240 as at March 31, 2019, which was concluded on May 31, 2019. These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

Year ended March 31, 2020

During the year ended March 31, 2020, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 152 has been recognized under Other operating income.

During the year ended March 31, 2020, the Company has partially met the first year and second-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 395 and ₹ 992 for the three months and year ended March 31, 2020 respectively, has been recognized under Other operating income.

10.	Business combinations:

During the year ended March 31, 2020, the Company has completed three business combinations (which individually are not material) for a total consideration of ₹ 10,433. These include (a) taking over customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited, (b) acquisition of International TechneGroup Incorporated, a global digital engineering and manufacturing solutions Company and (c) acquisition of Rational Interaction, Inc, a digital customer experience management Company. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	907
Customer related intangibles		4,535
Marketing related intangibles		371
Deferred tax liabilities on intangible assets		(213)

Total	₹	5,600
Goodwill		4,833

Total purchase price	₹	10,433

Net assets acquired include ₹ 317 of cash and cash equivalents.

The goodwill of ₹ 4,833 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is partially deductible for income tax purpose in India and USA.

The pro-forma effects of these business combinations on the Company’s results were not material.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 15, 2020	Rishad A Premji Chairman